SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

Regarding the amount of shares traded and the price of our common and preferred class "B" shares, we inform our shareholders and the market in general that there is no new fact in the Company which is not known to the market.

As disclosed by Market Announcement, the Board of Eletrobrás is working in order to improve the performance of the Company. Consequently, the company adopted the Strategic Action Program for the Eletrobrás System-PAE 2009-2012 which focuses on business excellence, profitability and social and environmental responsibility. The report is available at www.eletrobras.com.br/elb0/ri

Specifically regarding the Special Dividend Reserve of the common shares, mentioned in the press on Friday, June 19, 2009, we continue negotiating with the majority shareholders in order to present to all Shareholders a proposal for payment of this reserve, as disclosed through a prior Market Announcement.

Due to the magnitude of the amount involved in this negotiation, Eletrobrás has evaluated a number of alternatives, including a transaction of capital increase, simultaneously to the payment of the mentioned reserves, as disclosed through a prior Relevant Fact.

The Board of Eletrobrás is committed to the settlement of this issue with its shareholders as soon as possible and, when appropriate, the Company will disclose the details of this transaction and the date for its settlement.

Rio de Janeiro, June 22, 2009

Astrogildo Fraguglia Quental
CEO and Investor Relation Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.